Exhibit 99.1

AB InBev Announces the Appointment of

Dirk Van de Put as its New Chairman

16 June 2026 – LEUVEN, BELGIUM: Today, AB InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) announced that the Company’s Board has unanimously selected Dirk Van de Put, Independent Director since April 2023, as its new Chairman, effective 16 June 2026. Mr. Van de Put succeeds Martin J. Barrington who retired from his position on the Company’s Board of Directors at the Annual Shareholders’ Meeting.

AB InBev CEO Michel Doukeris welcomed Mr. Van de Put to the new role, commenting, “We are delighted to have Mr. Van de Put as our new Chairman. He brings a wealth of expertise and a distinguished record of leadership that will be invaluable as we continue to grow and create a future with more cheers.”

“I’m honored to be selected as the Company’s next Chairman,” said Mr. Van de Put. “Having spent the past three years on the AB InBev Board, I am supportive of the Company’s strategy and ten-year plan. I have been impressed by the company’s talented management team, led by CEO Michel Doukeris, and I look forward to helping AB InBev write the next chapter in brewing history.”

Mr. Van de Put, a Belgian and U.S. national, is a proven leader in the food, beverage, and consumer packaged goods industries. He currently serves as Chairman and Chief Executive Officer of Mondelēz International, a position he has held since 2017. Mr. Van de Put is an expert in commercial operations in both emerging and developed markets, with broad experience spanning more than 30 years in consumer-packaged goods. He brings a global perspective, having lived and worked on three different continents and is fluent in English, Dutch, French, Spanish, and Portuguese. Prior to Mondelēz, he served as President and CEO of McCain Foods and previously held senior leadership positions at Novartis, Danone, Coca Cola and Mars Inc.

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AB InBev Contacts

Investors	Media

Shaun Fullalove	Media Relations
E-mail: shaun.fullalove@ab-inbev.com	E-mail: media.relations@ab-inbev.com

Ekaterina Baillie
E-mail: ekaterina.baillie@ab-inbev.com

Patrick Ryan
E-mail: patrick.ryan@ab-inbev.com

About AB InBev

Anheuser-Busch InBev (AB InBev) is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Beer is the drink for moderation, and for over a century, AB InBev has championed responsible drinking. We are committed to providing our consumers with Balanced Choices to enjoy on any occasion. We also invest in marketing that aims to reinforce positive behaviors, and we work with communities, customers, and partners to promote responsible consumption through evidence-based initiatives.

Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 137 000 colleagues based in more than 40 countries worldwide. For 2025, AB InBev’s reported revenue was 59.3 billion USD (excluding JVs and associates).

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